Exhibit 99.78

For Immediate Release	January 14, 2021

The Valens Company Joins the Largest Voice of the CPG Industry in the

Country – Food, Health & Consumer Products (FHCP) of Canada

Kelowna, B.C., January 14, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company” or “The Valens Company”), a leading manufacturer of cannabis derivative products, announced today that it has become an Associate Corporate Member of Food, Health & Consumer Products of Canada (FHCP), the largest voice of the Canadian food, beverage and consumer products industry representing small independently and privately-owned companies as well as large, global multinationals, all of whom manufacture and distribute safe and high-quality consumer packaged goods (CPG) in Canada.

As the leading voice uniting companies, large and small, that provide access to the food, health, and consumer products that Canadians rely on every day, FHCP works to create a favourable business environment that allows its members to bring innovative products to market, promotes environmental stewardship, and standardizes product labelling so that Canadians have choices and ready access to world-leading safe and high-quality products.

Joining FHCP is a natural progression for Valens in establishing a broader CPG footprint and bringing about efforts to normalize cannabinoid products, which now include various health and wellness formats such as beverages and bath and beauty products, beyond what current consumers expect.

“As the only cannabis company in FHCP, our aim is to build out the category using data-driven consumer insights and respond to consumer needs in medical, recreational as well as health and wellness segments,” said Tyler Robson, Chief Executive Officer of The Valens Company. “With Cannabis 2.0 and now Cannabis 3.0 products entering the market, we are working to create space within the CPG category where cannabis is part of the conversation. Consumers are already there, which just makes our membership with the FHCP a natural fit to their work and mission.”

The relationship with FHCP will allow Valens the opportunity to create strategic category-building connections with over one hundred of Canada’s top CPG companies while allowing the Company to educate FHCP members about the benefits of not only major but also minor, non-intoxicating cannabinoids. As a member, The Valens Company will have opportunities to work with CPG peers and facilitate discussion through seminars, workshops, and presentations. The Company will also rely on its extensive experience in cannabinoid research, product development, and large- scale manufacturing, and work with FHCP to develop consumer and trade insights for companies looking to learn more about the cannabis industry.

“Our mission at FHCP is to create and shape a competitive operating environment that fosters innovation and growth for our members, which includes developing categories such as high-quality cannabinoid-based products,” said Michael Graydon, Chief Executive Officer of FHCP. “Valens’ membership will serve both to educate our members as well as bring cannabis and cannabis products into the conversation when it comes to things like policy discussions, safety and standards, and we’re excited to have them on board.”

About The Valens Company

The Valens Company is a leading manufacturer of cannabis derivative products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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